As Filed with the Securities and Exchange Commission on May 8, 2002
                                                     Registration No. 333-60272




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------


                               Amendment No. 4 to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                   ----------


                          INTERPLAY ENTERTAINMENT CORP.
             (Exact name of registrant as specified in its charter)

                Delaware                               33-0102707
      (State or other jurisdiction                  (I.R.S. Employer
    of incorporation or organization)              Identification No.)

                16815 Von Karman Avenue, Irvine, California 92606
                                 (949) 553-6655
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                   ----------

                                   Herve Caen
                          Interplay Entertainment Corp.
                             16815 Von Karman Avenue
                            Irvine, California 92606
                                 (949) 553-6655
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                                    Copy to:
                              Murray Markiles, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                       2029 Century Park East, 24th Floor
                              Los Angeles, CA 90067
                                 (310) 728-3233

        Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------
                                                        Proposed maximum
       Title of securities            Amount to        aggregate offering           Amount of
        to be registered            be registered          price (1)            registration fee
--------------------------------    --------------     ------------------       ----------------
Common Stock, $0.001 par value       11,337,522           $22,051,481               $5,513
--------------------------------    --------------     ------------------       ----------------
Common Stock, $0.001 par value,
issuable upon exercise of               560,298(2)         $1,089,780                 $273
Warrants
--------------------------------    --------------     ------------------       ----------------
Common Stock, $0.001 par value       16,818,150           $22,337,243(3)            $5,585
--------------------------------    --------------     ------------------       ----------------
Total                                28,715,970           $45,478,504              $11,371(4)
--------------------------------    --------------     ------------------       ----------------

(1) Estimated solely for purposes of calculating the registration fee, in accordance with Rule 457(c), using the average of the high and low price reported by the Nasdaq National Market for the Common Stock on April 30, 2001, which was $1.945 per share, and $0.50 per share on September 7, 2001, for the additional shares not included in the S-3 filed May 4, 2001 or the S-3/A filed June 26, 2001. For additional shares not included in the S-3 filed May 4, 2001, the S-3/A filed June 26, 2001, or the S-3/A filed September 10, 2001, the registration fee was calculated using the average of the high and low price reported by the Nasdaq National Market for the Common Stock on November 26, 2001, which was $0.89 per share.
(2) In accordance with Rule 416 under the Securities Act, the number of shares of Common Stock registered shall automatically increase to cover additional shares of Common Stock that may become issuable pursuant to the anti-dilution adjustment provisions of the warrants.
(3) The offering price estimate of $22,337,243 includes $16,540,438 calculated by multiplying 8,504,081 shares by the $1.945 average of the high low price reported by Nasdaq National Market for the Common Stock on April 30, 2001, $2,054,766 calculated by multiplying 4,109,531 shares by the $0.50 average of the high low price reported by the Nasdaq National Market for the Common Stock on September 7, 2001, and $3,742,039 calculated by multiplying 4,204,538 shares by the $0.89 average of the high low price reported by the Nasdaq National Market for the Common Stock on November 26, 2001.
(4)     Previously paid.



        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                       SUBJECT TO COMPLETION - MAY 8, 2002


PROSPECTUS

                          INTERPLAY ENTERTAINMENT CORP.

                        28,715,970 Shares of Common Stock
                               ($0.001 par value)

                                    ---------

        This prospectus relates to the offer and sale from time to time of up to 28,715,970 shares of our Common Stock that are held by Titus Interactive S.A., Universal Studios, Inc. and Liolios Group, Inc. The shares of our Common Stock offered pursuant to this prospectus were originally issued to the selling stockholders in connection with private placements of our shares, pursuant to the exercise of warrants to purchase Common Stock or pursuant to the conversion of shares of our Series A Preferred Stock issued to the selling stockholders in private placement transactions. See our Certificate of Designation of Series A Preferred Stock for more information about our Series A Preferred Stock. See Exhibits 10.33, 10.34 and 10.35 to our Form 10-K for the fiscal year ended December 31, 1999.

        The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The stockholders whose shares are being registered hereby will bear all selling and other expenses.


        Concurrent with the filing of the registration statement of which this prospectus is a part, we have filed Amendment No. 4 to our registration statement on Form S-3 (File No. 333-59088) relating to the offer and sale of up to 13,014,500 shares of our common stock. We currently have an effective registration statement on Form S-3 (File No. 333-50252) relating to the offer and sale of up to 11,256,511 shares of our Common Stock. The aggregate number of shares being offered, assuming the effectiveness of each of our registration statements, is 52,986,981. The completion of this offering and the concurrent offerings do not depend on each other.

        Our Common Stock is traded on the Nasdaq National Market under the symbol "IPLY." On May 1, 2002, the last reported sale price of our Common Stock was $0.32 per share.


        See "Risk Factors" beginning on page 4 to read about the risks you should consider carefully before buying shares of our Common Stock.

                                    ---------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                    ---------


                   The date of this Prospectus is May 8, 2002.

                                TABLE OF CONTENTS


                                                                            Page
ABOUT INTERPLAY...............................................................2
RECENT DEVELOPMENTS...........................................................3
RISK FACTORS..................................................................5
WHERE YOU CAN FIND ADDITIONAL INFORMATION....................................19
USE OF PROCEEDS..............................................................20
SELLING STOCKHOLDERS.........................................................20
PLAN OF DISTRIBUTION.........................................................28
LEGAL MATTERS................................................................29
EXPERTS......................................................................29

        SOME OF THE STATEMENTS CONTAINED IN THIS PROSPECTUS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OF RESULTS OF OPERATIONS OR FINANCIAL CONDITION OR STATE OTHER "FORWARD-LOOKING" INFORMATION. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF "FORWARD-LOOKING" TERMINOLOGY, SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE" OR OTHER SIMILAR WORDS. THESE STATEMENTS ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" ON PAGE 4.


                                 ABOUT INTERPLAY


        Interplay Entertainment Corp. is a leading developer and publisher of interactive entertainment software for both core gamers and the mass market. We were incorporated in the State of California in 1982 and were reincorporated in the State of Delaware in May 1998. We are most widely known for our titles in the action/arcade, adventure/role playing game (RPG), and strategy/puzzle categories. We have produced titles for many of the most popular interactive entertainment software platforms, and currently balance our publishing and distribution business by developing interactive entertainment software for PCs and next generation video game consoles, such as the Sony PlayStation 2, Microsoft Xbox and Nintendo GameCube. We seek to publish interactive entertainment software titles that are, or have the potential to become, franchise software titles that can be leveraged across several releases and/or platforms, and have published many such successful franchise titles to date. In addition, we hold licenses to use popular brands, such as Advanced Dungeons and Dragons, Star Trek and Caesars Palace, for incorporation into certain of our products. Our executive offices are located at 16815 Von Karman Avenue, Irvine, California 92606, and our telephone number is (949) 553-6655.

                               RECENT DEVELOPMENTS

        RECENT DEVELOPMENTS IN OUR BUSINESS

        SALE OF SHINY ENTERTAINMENT, INC. AND RELATED MATTERS

        On April 30, 2002, we consummated the sale of our majority owned subsidiary, Shiny Entertainment, Inc. to Infogrames, Inc. pursuant to the terms of a Stock Purchase Agreement, dated April 23, 2002, as amended, among Interplay, Infogrames, Shiny, David Perry and Shiny Group, Inc. Pursuant to the Purchase Agreement, Infogrames acquired all of the outstanding common stock of Shiny for approximately $47.2 million, which was paid to or for the benefit of Interplay as follows:

      o     $2,983,561 in cash paid to us at closing;

      o $10,809,076 paid to us pursuant to a promissory note of Infogrames providing for scheduled payments with the final payment due July 31, 2002;

      o     $26,145,925 paid directly to certain of our third party creditors;
            and

      o $7,250,000 was paid to David Perry and Shiny Group, Inc. for their common stock of Shiny that was issued to such parties to settle claims relating to our original acquisition of Shiny.

        Concurrently with the closing of the sale of Shiny, we settled our legal dispute with Vivendi Universal Games, Inc., the distributor of our video games in North America and certain other territories, relating to the parties' distribution agreement. We also settled our legal disputes with LaSalle Business Credit, Inc., our former bank, and Brian Fargo, our founder and former Chief Executive Officer, relating to our April 2001 credit facility with LaSalle that was partially guaranteed by Mr. Fargo. The disputes with Vivendi, LaSalle and Mr. Fargo were dismissed, with prejudice, following consummation of the sale of Shiny.

        Additionally, in connection with the sale of Shiny, we issued to Warner Bros., a division of Time Warner Entertainment Company, L.P., a Secured Convertible Promissory Note, due April 30, 2003, in the principal amount of $2,000,000. The note was issued in partial payment of amounts due Warner Bros. under the parties' license agreement for the video game based on the motion picture THE MATRIX, which is being developed by Shiny. The note is secured by all of our assets, and may be converted by the holder thereof into shares of our common stock on the maturity date or, to the extent there is any proposed prepayment, within the 30 day period prior to such prepayment. The conversion price is equal to the lower of (a) $0.304 and (b) an amount equal to the average closing price of a share of our common stock for the five business days ending on the day prior to the conversion date. We agreed to register with the Securities and Exchange Commission the resale by the note holder of shares of common stock issued upon conversion of the note.


        SETTLEMENT WITH BIOWARE CORP.

        On January 24, 2001, Interplay and BioWare Corp. reached a settlement ending the dispute between the two companies. Pursuant to the agreement, Neverwinter NightsTM, developed by BioWare, will be published worldwide by Infogrames, Inc. subject to certain of our pre-existing licenses.

        RECENT DEVELOPMENTS IN OUR RELATIONSHIP WITH TITUS


        Our largest stockholder, Titus Interactive, S.A., recently gained a majority of our stockholders' voting power, providing Titus with the ability to control the outcome of votes on proposals presented to our stockholders, as well as the ability to elect a majority of our directors. The events relating to Titus' gaining of majority voting power are as follows:

        On September 5, 2001, we entered into a Support Agreement with Titus providing for the nomination to our Board of Directors of a slate of six individuals mutually acceptable to Titus and us for election as directors at our 2001 annual meeting of stockholders, and designating Nathan Peck as our Chief Administrative Officer. Also on September 5, 2001, as part of the Support Agreement, three of our existing directors resigned and three new directors acceptable to Titus were appointed by the remaining directors to fill the three vacancies. As a consequence, from September 6, 2001 until the 2001 annual meeting, the Board of Directors consisted of five individuals nominated by Titus, and two directors previously nominated by management.

        On September 13, 2001, our Board of Directors established an Executive Committee, consisting of Herve Caen, our President, and Nathan Peck, to administer and oversee all aspects of our day-to-day operations, including, without limitation, (a) our relationship with lenders, including LaSalle Business Credit, Inc.; (b) relations with Europlay 1, LLC, consultants retained to effect our restructuring; (c) capital raising efforts; (d) our relationships with vendors and licensors; (e) management of employment of officers and employees; (f) retaining and managing outside professionals and consultants; and
(g) directing our management.


        Our 2001 annual meeting was held on September 18, 2001. At the annual meeting, the five Titus nominees and Brian Fargo, one of the directors previously nominated by management, were elected to continue to serve as directors. Mr. Fargo subsequently resigned from the Board and from all other positions with the Company in January 2002.

        The execution of the Support Agreement and the election to the Board of Directors of individuals designated by Titus were the culmination of our extensive negotiations with Titus that began in April 2001, following termination of our stockholder agreement with Titus. Upon termination of the stockholder agreement, Titus was no longer subject to restrictions on its ability to vote its shares of our securities, including in connection with the election of directors to our Board of Directors.


        On May 15, 2001, we entered into an agreement with Titus, Herve Caen, our President and an officer and director of Titus, and Brian Fargo, our Chief Executive Officer, to govern our conduct pending the election of successors to the members of our Board of Directors. In the May 15, 2001 agreement, we agreed, among other things, to fix June 19, 2001 as the record date for our 2001 annual meeting of stockholders and to hold the 2001 annual meeting no later than August 15, 2001. Herve Caen agreed not to call a special meeting of our stockholders for the purpose of electing directors before June 1, 2001.

        On July 2, 2001, pursuant to our Amended and Restated Bylaws, Titus nominated four individuals for election to our Board of Directors at the 2001 annual meeting. On July 16, 2001, Titus nominated a fifth individual for election to the Board of Directors.

        On July 13, 2001, Titus commenced litigation in the Delaware Court of Chancery seeking an order to require the Company to hold the 2001 annual meeting as called for by our May 15, 2001 agreement. As a consequence of this action, we entered into a Stipulation and Order with the court and Titus where we agreed, among other things, to set August 13, 2001 as the record date for the meeting, to deliver notice of the meeting to our stockholders on or before August 21, 2001, and to hold the meeting on September 18, 2001. On August 20, 2001, the Stipulation and Order was amended to allow us to deliver notice of the meeting by August 24, 2001.


        On August 13, 2001, Titus converted 336,070 of its shares of our Series A Preferred Stock into 6,679,306 shares of our Common Stock. Prior to the conversion, Titus owned 719,424 shares of Series A Preferred Stock. As of the close of business on August 13, 2001, the record date of our 2001 annual meeting of stockholders, Titus held securities representing 51.5% of our outstanding voting stock. As a consequence, Titus had the ability to elect at least a majority of the directors of our Board of Directors at the 2001 annual meeting. On March 15, 2002, Titus converted its remaining 383,354 shares of Series A Preferred Stock into approximately 47.5 million shares of our common stock. Titus now owns approximately 67 million shares of common stock, which represents approximately 72 percent of our outstanding common stock immediately following the conversion.


        We entered into the Support Agreement with Titus because of the inevitable change in the composition of the Board of Directors that would occur at the 2001 annual meeting, and to assist in the transition of representation on the Board in a manner that was in the best interests of the Company and its stockholders.

        We anticipate that the election of a new Board of Directors will result in changes in internal management policies and further changes to management as the Board continues to evaluate the performance of existing personnel and performs a thorough review of company operations. These changes could, in the short term, result in discontinuities in our business as our new management policies are implemented and new personnel are integrated into our operations.

                                  RISK FACTORS

        Our future operating results depend upon many factors and are subject to various risks and uncertainties. Some of the risks and uncertainties which may cause our operating results to vary from anticipated results or which may materially and adversely affect our operating results are as follows:

WE CURRENTLY HAVE A NUMBER OF OBLIGATIONS THAT WE ARE UNABLE TO MEET WITHOUT GENERATING ADDITIONAL REVENUES OR RAISING ADDITIONAL CAPITAL. IF WE CANNOT GENERATE ADDITIONAL REVENUES OR RAISE ADDITIONAL CAPITAL IN THE NEAR FUTURE, WE MAY BECOME INSOLVENT AND OUR STOCK WOULD BECOME ILLIQUID OR WORTHLESS.


        As of December 31, 2001, our cash balance was approximately $119,000 and our outstanding accounts payable and current debt totaled approximately $59.3 million. If we do not receive sufficient financing we may (i) liquidate assets,
(ii) seek or be forced into bankruptcy and/or (iii) continue operations, but incur material harm to our business, operations or financial condition. These measures could have a material adverse effect on our ability to continue as a going concern. Additionally, because of our financial condition, our Board of Directors has a duty to our creditors that may conflict with the interests of our stockholders. When a Delaware corporation is operating in the vicinity of insolvency, the Delaware courts have imposed upon the corporation's directors a fiduciary duty to the corporation's creditors. If we cannot obtain additional capital and become unable to pay our debts as they become due, our Board of Directors may be required to make decisions that favor the interests of creditors at the expense of our stockholders to fulfill its fiduciary duty. For instance, we may be required to preserve our assets to maximize the repayment of debts versus employing the assets to further grow our business and increase shareholder value.

WE HAVE A HISTORY OF LOSSES, MAY NEVER GENERATE POSITIVE CASH FLOW FROM OPERATIONS AND MAY HAVE TO FURTHER REDUCE OUR COSTS BY CURTAILING FUTURE OPERATIONS.

        For the year ended December 31, 2001, our net loss was $46.3 million. Since inception, we have incurred significant losses and negative cash flow, and as of December 31, 2001 we had an accumulated deficit of $151 million. We cannot assure you that we will ever generate positive cash flow from operations. Our ability to fund our capital requirements out of our available cash and cash generated from our operations depends on a number of factors. Some of these factors include the progress of our product development programs, the rate of growth of our business, and our products' commercial success. If we cannot generate positive cash flow from operations, we will have to continue to reduce our costs and raise working capital from other sources. These measures could include selling or consolidating certain operations, and delaying, canceling or scaling back product development and marketing programs. These measures could materially and adversely affect our ability to publish successful titles, and may not be enough to permit us to operate profitability, or at all.


WE DEPEND, IN PART, ON EXTERNAL FINANCING TO FUND OUR CAPITAL NEEDS. IF WE ARE UNABLE TO OBTAIN SUFFICIENT FINANCING ON FAVORABLE TERMS, WE MAY NOT BE ABLE TO CONTINUE TO OPERATE OUR BUSINESS.


        Historically, our business has not generated revenues sufficient to create operating profits. To supplement our revenues, we have funded our capital requirements with debt and equity financing. Our ability to obtain additional equity or debt financing depends on a number of factors including our financial performance, the overall conditions in our industry, and our credit rating. If we cannot raise additional capital on favorable terms, we will have to reduce our costs and sell or consolidate operations.


OUR STOCK PRICE MAY DECLINE SIGNIFICANTLY IF WE ARE DELISTED FROM THE NASDAQ NATIONAL MARKET.


        Our common stock currently is quoted on the Nasdaq National Market System. On February 14, 2002, we received a deficiency notice from Nasdaq stating that for the last 30 consecutive trading days, our common stock has not maintained a minimum market value of publicly held shares of $15,000,000 and a minimum bid price per share of $3.00, as required for continued listing on the Nasdaq National Market. Additionally, we do not meet Nasdaq's alternative listing requirements, which require, among other things, that we have a stockholder's equity of $10 million, a minimum market value of publicly held shares of $5,000,000 and a minimum bid price per share of $1.00. We have been provided 90 calendar days, or until May 15, 2002, to regain compliance, which we do not believe will occur.

        If we fail to regain compliance, the Company expects to be notified by Nasdaq that its securities will be delisted. If this occurs, trading of our common stock may be conducted on the Nasdaq SmallCap Market, if we qualify for listing at that time, in the over-the-counter market on the "pink sheets" or, if available, the NASD's "Electronic Bulletin Board." In any of those cases, investors could find it more difficult to buy or sell, or to obtain accurate quotations as to the value of our common stock. The trading price per share of our common stock likely would be reduced as a result.

TITUS INTERACTIVE, SA CONVERTED ITS REMAINING SERIES A PREFERRED SHARES INTO A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK, WHICH COULD INCREASE OUR RISK OF BEING DELISTED FROM THE NASDAQ NATIONAL MARKET.

        On March 15, 2002, Titus converted its remaining shares of Series A Preferred Stock into shares of our common stock. The variable conversion price of the Series A Preferred Stock resulted in a significant number of shares of our common stock being issued to Titus at a discount to the then prevailing market price of our common stock. Such conversion increases our risk of being delisted from the Nasdaq National Market in several ways:

    o The substantial number of shares issued upon conversion of the Series A Preferred Stock and the short selling that may occur as a result of the future priced nature of those shares increases the risk that our stock price will stay below Nasdaq's minimum bid price requirement.

    o If the returns on the Series A Preferred Stock are deemed "excessive" compared with those of public investors in our common stock, Nasdaq may deny inclusion or apply more stringent criteria to the continued listing of our common stock.

    o If Nasdaq determines that the issuance of common stock to Titus upon the conversion constituted a change in control of the company or a change in its financial structure, we will need to satisfy all initial listing requirements as of that time, which currently we are unable to do.

TITUS INTERACTIVE SA CONTROLS A MAJORITY OF OUR VOTING STOCK AND CAN ELECT A MAJORITY OF OUR BOARD OF DIRECTORS AND PREVENT AN ACQUISITION OF INTERPLAY THAT IS FAVORABLE TO OUR OTHER STOCKHOLDERS.

        On March 15, 2002, Titus converted its remaining 383,354 shares of Series A Preferred Stock into approximately 47.5 million shares of our common stock. Titus now owns approximately 67 million shares of common stock, which represents approximately 72 percent of our outstanding common stock, our only voting security, immediately following the conversion. As a consequence, Titus can control substantially all matters requiring stockholder approval, including the election of directors, subject to our stockholders' cumulative voting rights, and the approval of mergers or other business combination transactions. At our 2001 annual stockholders meeting on September 18, 2001, Titus exercised its voting power to elect a majority of our Board of Directors. Three of the seven members of the Board are employees or directors of Titus, and Titus' Chief Executive Officer serves as our President and interim Chief Executive Officer. This concentration of voting power could discourage or prevent a change in control that otherwise could result in a premium in the price of our common stock.

A SIGNIFICANT PERCENTAGE OF OUR REVENUES DEPEND ON OUR DISTRIBUTORS' DILIGENT SALES EFFORTS AND OUR DISTRIBUTORS' AND RETAIL CUSTOMERS' TIMELY PAYMENTS TO US.

        Since February 1999, Virgin Interactive Entertainment Limited, or "Virgin," has been the exclusive distributor for most of our products in Europe, the Commonwealth of Independent States, Africa and the Middle East. Our agreement with Virgin expires in February 2006. In August 2001, we entered into a Distribution Agreement with Vivendi Universal Games, Inc., (formerly known as Vivendi Universal Interactive Publishing North America), or "Vivendi," pursuant to which Vivendi distributes substantially all our products in North America, as well as in South America, South Africa, Korea, Taiwan and Australia. Our agreement with Vivendi expires in December 2003, but may be extended with respect to certain named products.


        Virgin and Vivendi each have exclusive rights to distribute our products in substantial portions of the world. As a consequence, the distribution of our products by Virgin and Vivendi will generate a substantial majority of our revenues, and proceeds from Virgin and Vivendi from the distribution of our products will constitute a substantial majority of our operating cash flows. Therefore, our revenues and cash flows could fall significantly and our business and financial results could suffer material harm if:

    o either Virgin or Vivendi fails to deliver to us the full proceeds owed us from distribution of our products;

    o either Virgin or Vivendi fails to effectively distribute our products in their respective territories; or


    o either Virgin or Vivendi otherwise fails to perform under their respective distribution agreement.


        We typically sell to distributors and retailers on unsecured credit, with terms that vary depending upon the customer and the nature of the product. We confront the risk of non-payment from our customers, whether due to their financial inability to pay us, or otherwise. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could cause material harm to our business.

THE TERMINATION OF OUR EXISTING CREDIT AGREEMENT HAS RESULTED IN A SUBSTANTIAL REDUCTION IN THE CASH AVAILABLE TO FINANCE OUR OPERATIONS.


        Pursuant to our credit agreement with LaSalle Business Credit Inc., or "LaSalle", entered into in April 2001, we agreed to certain covenants. In October 2001, LaSalle notified us that the credit agreement was being terminated as a result of our failure to comply with some of those covenants and we would no longer be able to continue to draw on the credit facility to fund future operations. Because we depend on a credit agreement to fund our operations, LaSalle's termination of the credit agreement has significantly impeded our ability to fund our operations and has caused material harm to our business. We will need to enter into a new credit agreement to fund our operations. There can be no assurance that we will be able to enter into a new credit agreement or that if we do enter into a new credit agreement, it will be on terms favorable to us.

OUR LONG-TERM EXCLUSIVE DISTRIBUTION AGREEMENT WITH VIRGIN INTERACTIVE ENTERTAINMENT LIMITED MAY DISCOURAGE POTENTIAL ACQUIRERS FROM ACQUIRING US.

        Pursuant to the settlement agreement we entered into with Titus, Virgin and their affiliate on April 11, 2001, during the seven-year term of our February 1999 distribution agreement with Virgin, we agreed not to sell, license our publishing rights, or enter into any agreement to either sell or license our publishing rights with respect to any products covered by the distribution agreement in the territory covered by the distribution agreement, with the exception of two qualified sales each year. The restrictions on sales and licensing of publishing rights until 2006 may discourage potential acquirers from entering into an acquisition transaction with us, or may cause potential acquirers to demand terms that are less favorable to our stockholders.

        In addition, we cannot terminate the distribution agreement without incurring penalties of a minimum of $10 million, subject to substantial increases pursuant to the terms of the distribution agreement, which also may discourage potential acquirers that already have their own distribution capabilities in territories covered by the distribution agreement.

A CHANGE OF CONTROL MAY CAUSE THE TERMINATION OF SOME OF OUR MATERIAL CONTRACTS WITH OUR LICENSORS AND DISTRIBUTORS.


        Some of our license, development and distribution agreements contain provisions that allow the other party to terminate the agreement upon a change in control of Interplay. Titus recently converted its remaining Series A Preferred Stock into common stock, which as of March 15, 2002 gave Titus 72 percent of our total voting power. Some of our third-party developers and licensors may assert that these events constitute a change in control of Interplay and attempt to terminate their respective agreements with us.

THE UNPREDICTABILITY OF FUTURE RESULTS MAY CAUSE OUR STOCK PRICE TO REMAIN DEPRESSED OR TO DECLINE FURTHER.


        Our operating results have fluctuated in the past and may fluctuate in the future due to several factors, some of which are beyond our control. These factors include:


    o   demand for our products and our competitors' products;


    o the size and rate of growth of the market for interactive entertainment software;

    o   changes in personal computer and video game console platforms;

    o the timing of announcements of new products by us and our competitors and the number of new products and product enhancements released by us and our competitors;

    o   changes in our product mix;

    o   the number of our products that are returned; and

    o the level of our international and original equipment manufacturer royalty and licensing net revenues.

        Many factors make it difficult to accurately predict the quarter in which we will ship our products. Some of these factors include:

    o the uncertainties associated with the interactive entertainment software development process;

    o   approvals required from content and technology licensors; and

    o the timing of the release and market penetration of new game hardware platforms.

        It is likely that in some future periods our operating results will not meet the expectations of the public or of public market analysts. Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause securities analysts and investors to revalue our stock and this may cause fluctuations in our stock price.

THERE ARE HIGH FIXED COSTS TO DEVELOPING OUR PRODUCTS. IF OUR REVENUES DECLINE BECAUSE OF DELAYS IN THE INTRODUCTION OF OUR PRODUCTS, OR IF THERE ARE SIGNIFICANT DEFECTS OR DISSATISFACTION WITH OUR PRODUCTS, OUR BUSINESS COULD BE HARMED.


        We have incurred significant net losses in recent periods, including net losses of $46.3 million and $12.1 million for the years ended December 31, 2001 and 2000, respectively. Our losses stem partly from the significant costs we incur to develop our entertainment software products. Moreover, a significant portion of our operating expenses is relatively fixed, with planned expenditures based largely on sales forecasts. At the same time, most of our products have a relatively short life cycle and sell for a limited period of time after their initial release, usually less than one year.


        Relatively fixed costs and short windows in which to earn revenues mean that sales of new products are important in enabling us to recover our development costs, to fund operations and to replace declining net revenues from older products. Our failure to accurately assess the commercial success of our new products, and our delays in releasing new products, could reduce our net revenues and our ability to recoup development and operational costs.

OUR GROWING DEPENDENCE ON REVENUES FROM GAME CONSOLE SOFTWARE PRODUCTS INCREASES OUR EXPOSURE TO SEASONAL FLUCTUATIONS IN THE PURCHASES OF GAME CONSOLES.


        The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. The impact of this seasonality will increase as we rely more heavily on game console net revenues in the future. Seasonal fluctuations in revenues from game console products may cause material harm to our business and financial results.


IF OUR PRODUCTS DO NOT ACHIEVE BROAD MARKET ACCEPTANCE, OUR BUSINESS COULD BE HARMED SIGNIFICANTLY.


        Consumer preferences for interactive entertainment software are always changing and are extremely difficult to predict. Historically, few interactive entertainment software products have achieved continued market acceptance. Instead, a limited number of releases have become "hits" and have accounted for a substantial portion of revenues in our industry. Further, publishers with a history of producing hit titles have enjoyed a significant marketing advantage because of their heightened brand recognition and consumer loyalty. We expect the importance of introducing hit titles to increase in the future. We cannot assure you that our new products will achieve significant market acceptance, or that we will be able to sustain this acceptance for a significant length of time if we achieve it.


        We believe that our future revenue will continue to depend on the successful production of hit titles on a continuous basis. Because we introduce a relatively limited number of new products in a given period, the failure of one or more of these products to achieve market acceptance could cause material harm to our business. Further, if our products do not achieve market acceptance, we could be forced to accept substantial product returns or grant significant pricing concessions to maintain our relationship with retailers and our access to distribution channels. If we are forced to accept significant product returns or grant significant pricing concessions, our business and financial results could suffer material harm.


OUR RELIANCE ON THIRD PARTY SOFTWARE DEVELOPERS SUBJECTS US TO THE RISKS THAT THESE DEVELOPERS WILL NOT SUPPLY US WITH HIGH QUALITY PRODUCTS IN A TIMELY MANNER OR ON ACCEPTABLE TERMS.

        Third party interactive entertainment software developers develop many of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:


    o limited financial resources may force developers out of business prior to their completion of projects for us or require us to fund additional costs; and

    o the possibility that developers could demand that we renegotiate our arrangements with them to include new terms less favorable to us.

        Increased competition for skilled third party software developers also has compelled us to agree to make advance payments on royalties and to guarantee minimum royalty payments to intellectual property licensors and game developers. Moreover, if the products subject to these arrangements, are not delivered timely, or with acceptable quality, or do not generate sufficient sales volumes to recover these royalty advances and guaranteed payments, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results.

IF WE FAIL TO ANTICIPATE CHANGES IN VIDEO GAME PLATFORMS AND TECHNOLOGY, OUR BUSINESS MAY BE HARMED.

        The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. Some of these new technologies include:


    o   operating systems such as Microsoft Windows XP;


    o   technologies that support games with multi-player and online features;

    o new media formats such as online delivery and digital video disks, or DVDs; and

    o recent releases or planned releases in the near future of new video game consoles such as the Sony Playstation 2, the Nintendo Gamecube and the Microsoft Xbox.

        We must continually anticipate and assess the emergence of, and market acceptance of, new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, our business and financial results could suffer material harm.

        New interactive entertainment software platforms and technologies also may undermine demand for products based on older technologies. Our success will depend in part on our ability to adapt our products to those emerging game platforms that gain widespread consumer acceptance. Our business and financial results may suffer material harm if we fail to:

    o anticipate future technologies and platforms and the rate of market penetration of those technologies and platforms;

    o obtain licenses to develop products for those platforms on favorable terms; or

    o   create software for those new platforms on a timely basis.

WE COMPETE WITH A NUMBER OF COMPANIES THAT HAVE SUBSTANTIALLY GREATER FINANCIAL, MARKETING AND PRODUCT DEVELOPMENT RESOURCES THAN WE DO.

        The interactive entertainment software industry is intensely competitive and new interactive entertainment software programs and platforms are regularly introduced. The greater resources of our competitors permit them to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and pay higher fees than we can to licensors of desirable motion picture, television, sports and character properties and to third party software developers.

        We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant competitors include Electronic Arts Inc., Activision, Inc., and Vivendi Universal Interactive Publishing.

        Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Competitors with more extensive customer bases, broader customer relationships and broader industry alliances may be able to use such resources to their advantage in competitive situations, including establishing relationships with many of our current and potential customers.

        In addition, integrated video game console hardware/software companies such as Sony Computer Entertainment, Nintendo, and Microsoft Corporation compete directly with us in the development of software titles for their respective platforms and they have generally discretionary approval authority over the products we develop for their platforms. Large diversified entertainment companies, such as The Walt Disney Company, many of which own substantial libraries of available content and have substantially greater financial resources, may decide to compete directly with us or to enter into exclusive relationships with our competitors. We also believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available home personal computing time using interactive entertainment software and more time using the Internet and online services.


WE MAY FACE DIFFICULTY IN OBTAINING ACCESS TO RETAILERS NECESSARY TO MARKET AND SELL OUR PRODUCTS EFFECTIVELY.

        Retailers typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software producers, and in particular producers of interactive entertainment software products, for high quality retail shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, competition for shelf space may intensify and require us to increase our marketing expenditures. Due to increased competition for limited shelf space, retailers and distributors are in an improving position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sales volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support. A prolonged failure in this regard may cause material harm to our business.

        We currently sell our products to retailers through external distribution partners and co-publishing deals. We also derive revenues from licensing of our products to hardware companies (or OEM), selling subscriptions on our online gaming services, selling advertisements on our online web pages and selling our packaged goods through our online store. The loss of, or significant reduction in sales to, any of our principal distributors could cause material harm to our business.


OUR CUSTOMERS HAVE THE ABILITY TO RETURN OUR PRODUCTS OR TO RECEIVE PRICING CONCESSIONS AND SUCH RETURNS AND CONCESSIONS COULD REDUCE OUR NET REVENUES AND RESULTS OF OPERATIONS.


        We are exposed to the risk of product returns and pricing concessions with respect to our distributors and retailers. We allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms, and also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. In addition, we provide pricing concessions to our customers to manage our customers' inventory levels in the distribution channel. We could be forced to accept substantial product returns and provide pricing concessions to maintain our relationships with retailers and our access to distribution channels. Product return and pricing concessions that exceed our reserves have caused material harm to our results of operations in the recent past and may do so again in the future.


SUBSTANTIAL SALES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS MAY REDUCE THE PRICE OF OUR STOCK AND DILUTE EXISTING STOCKHOLDERS.


        We have filed registration statements covering a total of approximately 53 million shares of our common stock for the benefit of those shareholders. Assuming the effectiveness of these registration statements, these shares would be eligible for immediate resale in the public market. Included in these registrations are shares of common stock owned by Universal Studios, Inc. (now owned by Vivendi), which beneficially owns approximately 5% of our common stock, Titus Interactive S.A., which beneficially owns approximately 72% of our common stock, and investors that acquired shares of common stock in our April 2001 financing.

        Future sales of common stock by these holders could substantially increase the volume of shares being publicly traded and could decrease the trading price of our common stock and, therefore, the price at which you could resell your shares. A lower market price for our shares also might impair our ability to raise additional capital through the sale of our equity securities. Any future sales of our stock would also dilute existing stockholders.


WE DEPEND UPON THIRD PARTY LICENSES OF CONTENT FOR MANY OF OUR PRODUCTS.


        Many of our current and planned products, such as our Star Trek, Advanced Dungeons and Dragons and Caesars Palace titles, are lines based on original ideas or intellectual properties licensed from other parties. From time to time we may not be in compliance with certain terms of these license agreements, and our ability to market products based on these licenses may be negatively impacted. Moreover, disputes regarding these license agreements may also negatively impact our ability to market products based on these licenses. Additionally, we may not be able to obtain new licenses, or maintain or renew existing licenses, on commercially reasonable terms, if at all. For example, Viacom Consumer Products, Inc. has granted the Star Trek license to another party upon the expiration of our rights in 2002. If we are unable to maintain current licenses or obtain new licenses for the underlying content that we believe offers the greatest consumer appeal, we would either have to seek alternative, potentially less appealing licenses, or release products without the desired underlying content, either of which could limit our commercial success and cause material harm to our business.


WE MAY FAIL TO MAINTAIN EXISTING LICENSES, OR OBTAIN NEW LICENSES FROM HARDWARE COMPANIES ON ACCEPTABLE TERMS OR TO OBTAIN RENEWALS OF EXISTING OR FUTURE LICENSES FROM LICENSORS.

        We are required to obtain a license to develop and distribute software for each of the video game console platforms for which we develop products, including a separate license for each of North America, Japan and Europe. We have obtained licenses to develop software for the Sony PlayStation and PlayStation 2, as well as video game platforms from Nintendo and Microsoft. In addition, each of these companies has the right to approve the technical functionality and content of our products for their platforms prior to distribution. Due to the competitive nature of the approval process, we must make significant product development expenditures on a particular product prior to the time we seek these approvals. Our inability to obtain these approvals could cause material harm to our business.

OUR SALES VOLUME AND THE SUCCESS OF OUR PRODUCTS DEPENDS IN PART UPON THE NUMBER OF PRODUCT TITLES DISTRIBUTED BY HARDWARE COMPANIES FOR USE WITH THEIR VIDEO GAME PLATFORMS.


        Even after we have obtained licenses to develop and distribute software, we depend upon hardware companies such as Sony Computer Entertainment, Nintendo and Microsoft, or their designated licensees, to manufacture the CD-ROM or DVD-ROM media discs that contain our software. These discs are then run on the companies' video game consoles. This process subjects us to the following risks:

    o we are required to submit and pay for minimum numbers of discs we want produced containing our software, regardless of whether these discs are sold, shifting onto us the financial risk associated with poor sales of the software developed by us; and

    o reorders of discs are expensive, reducing the gross margin we receive from software releases that have stronger sales than initially anticipated and that require the production of additional discs.


        As a result, video game console hardware licensors can shift onto us the risk that if actual retailer and consumer demand for our interactive entertainment software differs from our forecasts, we must either bear the loss from overproduction or the lower per-unit revenues associated with producing additional discs. Either situation could lead to material reductions in our net revenues.




WE HAVE A LIMITED NUMBER OF KEY PERSONNEL. THE LOSS OF ANY SINGLE KEY PERSON OR THE FAILURE TO HIRE AND INTEGRATE CAPABLE NEW KEY PERSONNEL COULD HARM OUR BUSINESS.

        Our interactive entertainment software requires extensive time and creative effort to produce and market. The production of this software is closely tied to the continued service of our key product design, development, sales, marketing and management personnel. Our future success also will depend upon our ability to attract, motivate and retain qualified employees and contractors, particularly software design and development personnel. Competition for highly skilled employees is intense, and we may fail to attract and retain such personnel. Alternatively, we may incur increased costs in order to attract and retain skilled employees. Our failure to retain the services of key personnel, including competent executive management, or to attract and retain additional qualified employees could cause material harm to our business.

OUR INTERNATIONAL SALES EXPOSE US TO RISKS OF UNSTABLE FOREIGN ECONOMIES, DIFFICULTIES IN COLLECTION OF REVENUES, INCREASED COSTS OF ADMINISTERING INTERNATIONAL BUSINESS TRANSACTIONS AND FLUCTUATIONS IN EXCHANGE RATES.


        Our net revenues from international sales accounted for approximately 27 percent and 34 percent of our total net revenues for years ended December 31, 2001 and 2000, respectively. Most of these revenues come from our distribution relationship with Virgin, pursuant to which Virgin became the exclusive distributor for most of our products in Europe, the Commonwealth of Independent States, Africa and the Middle East. To the extent our resources allow, we intend to continue to expand our direct and indirect sales, marketing and product localization activities worldwide.


        Our international sales and operations are subject to a number of inherent risks, including the following:

    o   recessions in foreign economies may reduce purchases of our products;

    o translating and localizing products for international markets is time-consuming and expensive;

    o accounts receivable are more difficult to collect and when they are collectible, they may take longer to collect;

    o   regulatory requirements may change unexpectedly;

    o   it is difficult and costly to staff and manage foreign operations;

    o   fluctuations in foreign currency exchange rates;

    o   political and economic instability;

    o our dependence on Virgin as our exclusive distributor in Europe, the Commonwealth of Independent States, Africa and the Middle East; and

    o   delays in market penetration of new platforms in foreign territories.

        These factors may cause material declines in our future international net revenues and, consequently, could cause material harm to our business.


        A significant, continuing risk we face from our international sales and operations stems from currency exchange rate fluctuations. Because we do not engage in currency hedging activities, fluctuations in currency exchange rates have caused significant reductions in our net revenues from international sales and licensing due to the loss in value upon conversion into U.S. Dollars. We may suffer similar losses in the future.


INADEQUATE INTELLECTUAL PROPERTY PROTECTIONS COULD PREVENT US FROM ENFORCING OR DEFENDING OUR PROPRIETARY TECHNOLOGY.


        We regard our software as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks, and hold the rights to one patent application related to one of our titles. While we provide "shrinkwrap" license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

        Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are weakly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing others' intellectual property rights may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.


WE MAY UNINTENTIONALLY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD EXPOSE US TO SUBSTANTIAL DAMAGES OR RESTRICT OUR OPERATIONS.

        As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Intellectual property litigation or claims could force us to do one or more of the following:

    o cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

    o obtain a license from the holder of the infringed intellectual property, which license, if available at all, may not be available on commercially favorable terms; or

    o redesign our interactive entertainment software products, possibly in a manner that reduces their commercial appeal.

        Any of these actions may cause material harm to our business and financial results.

OUR SOFTWARE MAY BE SUBJECT TO GOVERNMENTAL RESTRICTIONS OR RATING SYSTEMS.

        Legislation is periodically introduced at the state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content of interactive entertainment software. We believe that mandatory government-run rating systems eventually will be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products to comply with new regulations, which could delay the release of our products in those countries.


        Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.




WE MAY FAIL TO IMPLEMENT INTERNET-BASED PRODUCT OFFERINGS SUCCESSFULLY.

        We seek to establish an online presence by creating and supporting sites on the Internet and by offering our products through these sites. Our ability to establish an online presence and to offer online products successfully depends on:


    o   increases in the Internet's data transmission capability;


    o growth in an online market sizeable enough to make commercial transactions profitable.

        Because global commerce and the exchange of information on the Internet and other open networks are relatively new and evolving, a viable commercial marketplace on the Internet may not emerge and complementary products for providing and carrying Internet traffic and commerce may not be developed. Even with the proper infrastructure, we may fail to develop a profitable online presence or to generate any significant revenue from online product offerings in the near future, or at all.

        If the Internet does not become a viable commercial marketplace, or if this development occurs but is insufficient to meet our needs or if such development is delayed beyond the point where we plan to have established an online service, our business and financial condition could suffer material harm.

SOME PROVISIONS OF OUR CHARTER DOCUMENTS MAY MAKE TAKEOVER ATTEMPTS DIFFICULT, WHICH COULD DEPRESS THE PRICE OF OUR STOCK AND INHIBIT OUR ABILITY TO RECEIVE A PREMIUM PRICE FOR YOUR SHARES.


        Our Board of Directors has the authority, without any action by the stockholders, to issue up to 5,000,000 shares of preferred stock and to fix the rights and preferences of such shares. In addition, our certificate of incorporation and bylaws contain provisions that:


    o eliminate the ability of stockholders to act by written consent and to call a special meeting of stockholders; and

    o require stockholders to give advance notice if they wish to nominate directors or submit proposals for stockholder approval.

        These provisions may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

OUR STOCK PRICE IS VOLATILE.

        The trading price of our common stock has previously fluctuated and could continue to fluctuate in response to factors that are largely beyond our control, and which may not be directly related to the actual operating performance of our business, including:

    o general conditions in the computer, software, entertainment, media or electronics industries;

    o   changes in earnings estimates or buy/sell recommendations by analysts;

    o investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers; and

    o price and trading volume volatility of the broader public markets, particularly the high technology sections of the market.

WE DO NOT PAY DIVIDENDS ON OUR COMMON STOCK.

        We have not paid any cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form S-3 with the SEC with respect to the Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. You may read and copy any document we file at the SEC's public reference rooms in Washington D.C. We refer you to the registration statement and the exhibits and schedules thereto for further information with respect to us and our Common Stock. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance with those requirements, will continue to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's website referred to above.

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any additional documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information.

        The documents we incorporate by reference are:


        1.  Our Annual Report on Form 10-K for the year ended December 31, 2001;

        2. Amendment No. 1 to our Annual Report on Form 10-K as filed on April 30, 2002;

        3. Amendment No. 2 to our Annual Report on Form 10-K as filed on May 2, 2002;

        4.  Our Current Report on Form 8-K as filed on January 28, 2002;

        5.  Our Current Report on Form 8-K as filed on January 28, 2002;

        6.  Our Current Report on Form 8-K as filed on February 21, 2002;

        7.  Our Current Report on Form 8-K as filed on April 10, 2002;

        8.  Our Current Report on Form 8-K as filed on April 29, 2002;

        9.  Our Current Report on Form 8-K as filed on May 6, 2002;

        10. The description of our capital stock contained in our Registration Statement on Form 8-A; and

        11. All other reports filed by us pursuant to Section 13(a) or 15(d) of the SEC Exchange Act since December 31, 2001.


        You may request a copy of these filings, at no cost, by writing or calling us at Interplay Entertainment Corp., 16815 Von Karman Avenue, Irvine, California 92606, telephone number (949) 553-6655, Attention: Scott Luirette.

        You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference above. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

                                 USE OF PROCEEDS

        The proceeds from the sale of each selling stockholder's Common Stock will belong to that selling stockholder. We will not receive any proceeds from such sales.

                              SELLING STOCKHOLDERS


        Pursuant to a Stock Purchase Agreement dated April 14, 2000, we agreed to file a registration statement with the SEC to register the shares of our Common Stock issuable to Titus Interactive SA upon the conversion of our Series A Preferred Stock and the exercise of warrants to purchase our Common Stock issued to Titus on that date, and to keep the registration statement effective until such shares are sold. Herve Caen and Eric Caen, both executives, officers and directors of Titus, have been members of our Board of Directors since November 1999 and Herve Caen has served as our President since November 1999 and as our interim Chief Executive Officer since January 2002. Titus currently owns all of the equity interest in the parent entity of Virgin Interactive Entertainment Limited, our exclusive distributor in Europe and certain other countries.


        Pursuant to a Shareholders' Agreement dated March 30, 1994, as amended October 8, 1996, we have agreed to file a registration statement with the SEC to register all of the shares of our Common Stock owned by Universal Studios, Inc., and to keep the registration statement effective until such shares are sold.

        Pursuant to a Financial Public Relations Agreement dated August 7, 2000 (the "Liolios Agreement"), we agreed to file a registration statement with the SEC to register the shares of our Common Stock issuable to Liolios Group, Inc. upon exercise of a warrant to purchase our Common Stock dated April 25, 2001. Under such warrant, 25,000 shares of our Common Stock are exercisable 90 days after the date of the Liolios Agreement at a price of $3.00 per share, 25,000 shares are exercisable 180 days after the date of the Liolios Agreement at a price of $4.00 per share, 25,000 shares are exercisable 270 days after the date of the Liolios Agreement at a price of $5.00 per share, and 25,000 shares are exercisable 360 days after the date of the Liolios Agreement at a price of $6.00 per share.

        The registration statement of which this prospectus is a part was filed with the SEC pursuant to such agreements. The following table sets forth: (1) the name of each of the stockholders for whom we are registering shares under this registration statement; (2) the number of shares of our Common Stock owned by each such stockholder prior to this offering (including all shares of Common Stock issuable upon the exercise of the warrants as described above, whether or not exercisable within 60 days of the date hereof), and (3) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our Common Stock to be owned by each such stockholder after this offering, assuming that all of the shares of our Common Stock owned by each such stockholder are sold.


                                                                                  PERCENTAGE OF
                                                                  COMMON STOCK     COMMON STOCK
                               COMMON STOCK     COMMON STOCK       OWNED UPON       OWNED UPON
                                OWNED PRIOR     BEING OFFERED     COMPLETION OF   COMPLETION OF
                                  TO THE      PURSUANT TO THIS    THIS OFFERING   THIS OFFERING
           NAME                  OFFERING        PROSPECTUS            (1)             (1)
----------------------------   -------------  ----------------    -------------   -------------
Titus Interactive, SA (2)         67,449,021       23,957,754        43,491,267       46.5%
Universal Studios, Inc. (3)        4,658,216        4,658,216                 0         *
Liolios Group, Inc.                  100,000          100,000                 0         *

-----------------
* less than 1%

        (1) For purposes of determining the number of and percentage of Common Stock owned upon completion of this offering, we have assumed that (a) no selling stockholder will have acquired additional shares of our Common Stock prior to completion of this offering, and (b) Titus will have sold none of the 10,795,455 shares of Common Stock it owns that we have registered for resale on a prior registration statement on Form S-3, No. 333-50252.

        (2) The number of shares of Common Stock that Titus beneficially owned prior to this offering includes (a) the 4,545,455 shares of Common Stock we issued Titus in connection with the Stock Purchase Agreement dated March 18, 1999, (b) the 6,250,000 shares of Common Stock we issued Titus in connection with the Stock Purchase Agreement dated July 20, 1999, (c) 54,171,468 shares of Common Stock issued upon conversion of 719,424 shares of Series A Preferred Stock, (d) the 2,000,000 shares of Common Stock transferred to Titus by Brian Fargo pursuant to an Exchange Agreement dated July 20, 1999 in exchange for 96,666 shares of Titus Common Stock, and (e) 460,298 shares of stock subject to a warrant exercisable within sixty (60) days of the date of this prospectus.

        (3) The number of shares beneficially owned by Universal prior to this offering includes 1,824,897 shares of Common Stock purchased from the Company and 1,216,598 shares of Common Stock purchased from Mr. Fargo pursuant to a Stock Purchase Agreement and an aggregate of 1,616,721 additional shares of Common Stock purchased from Mr. Fargo in April of 1995 and 1996 pursuant to an Option Agreement, dated March 30, 1994.



OUR RELATIONSHIPS WITH THE SELLING STOCKHOLDERS

        TRANSACTIONS WITH TITUS AND FARGO

        We have entered into a series of equity investment transactions with Titus Interactive SA, or "Titus", by which Titus acquired newly-issued shares of our stock. In addition, Titus also acquired previously-issued shares of our stock on the open market and from our Chief Executive Officer, and converted a portion of its preferred-stock holdings into common stock. These transactions are summarized in the following table, and discussed in greater detail below.

                                                   AMOUNT WE
       DATE               TRANSACTION               RECEIVED            SHARES OF OUR STOCK
---------------     -----------------------       ------------       --------------------------
February 1999       Titus open market                  --            21,800 common stock
                    purchase of stock

March 1999          Sale of common stock          $10,000,000        4,545,455 common stock

November 1999       Sale of common stock          $25,000,000        6,250,000 common stock

November 1999       Titus acquisition of               --            2,000,000 common stock
                    stock from our CEO

April 2000          Sale of preferred stock       $20,000,000        719,424 preferred stock

August 2001         Conversion of                                    6,679,306 common stock
                    preferred stock to                 --            converted from 336,070
                    common stock                                     shares of preferred stock

March 2002          Conversion of                      --            47,492,162 common stock
                    preferred stock to                               converted from 383,354
                    common stock                                     shares of preferred stock


        As a result of the above transactions, and following the sale by Titus of 21,800 shares of common stock it acquired in the open market, Titus currently holds 66,966,923 shares of our common stock.


        In March 1999, we entered into a Stock Purchase Agreement with Titus Interactive SA and Brian Fargo ("Titus 1"). Under the terms of Titus 1, we sold
2.5 million shares of our common stock to Titus for $10 million. Pursuant to the terms of Titus 1, the purchase price was recalculated based on the average closing price per share of our common stock as reported by Nasdaq during: (i) the ten trading days ended June 30, 1999; and (ii) the ten trading days ended August 20, 1999. Pursuant to the June 30, 1999 adjustment, we issued to Titus an additional 1,161,771 shares of our common stock without additional consideration, and issued to Titus a promissory note in the principal amount of approximately $1.1 million, bearing interest at the rate of 10% per year and due January 1, 2000. This promissory note was issued in lieu of issuing to Titus additional shares of our common stock pursuant to the June 30, 1999 adjustment.

        As a result of the August 1999 adjustment, and following stockholder approval of the transaction, the purchase price was adjusted to $2.20, which resulted in us issuing Titus an additional 883,684 shares of our common stock for no additional consideration. Therefore, the aggregate number of shares of common stock that we issued under Titus 1 was 4,545,455. In August 2000, we issued Titus 883,684 shares of our common stock and Titus cancelled the June 1999 promissory note.

        In May 1999 we signed a letter of intent with Titus pursuant to which Titus loaned us $5 million. Pursuant thereto, on July 20, 1999, we entered into a stock purchase agreement with Titus ("Titus 2") providing for the sale of 6.25 million shares of our common stock to Titus for $25 million, less the $5 million previously loaned to us. Upon the closing of Titus 2, we entered into a Stockholder Agreement with Titus and Brian Fargo (the "Stockholder Agreement") pursuant to which: (a) Titus and Fargo each had the right to designate two directors and together had the right to designate the remaining three directors to our Board of Directors; (b) Titus and Brian Fargo each granted to the other a right of first refusal with respect to either party's sale of our common stock;
(c) we granted to Titus and Fargo preemption rights with respect to the future issuance of our equity securities; and (d) we agreed to not amend our Certificate of Incorporation or Bylaws without the prior approval of Titus and Fargo. The Stockholder Agreement has since terminated. Upon the Closing, we also entered into the Film Production Joint Venture Agreement with Titus and Fargo (the

"Fargo JV Agreement") pursuant to which we, along with Fargo agreed: (a) to each contribute intellectual properties at our own discretion to the joint venture contemplated by the Fargo JV Agreement (the "Joint Venture"); (b) to each contribute $1 million to the Joint Venture; and (c) that proceeds from the Joint Venture, if any, would be allocated to each party in accordance with its capital contributions, and then to the party contributing the intellectual property that generated the proceeds. In addition, at the Titus 2 closing we entered into:

    o three-year employment agreements with Fargo and Herve Caen, pursuant to which we employed Fargo as our Chief Executive Officer, and Herve Caen as our President; and

    o an exchange agreement with Titus and Fargo, pursuant to which Fargo exchanged 2 million shares of our common stock for 96,666 shares of Titus common stock.

        In April 2000, we entered into a Stock Purchase Agreement with Titus ("Titus 3") providing for the issuance to Titus of 719,424 shares of our Series A Preferred Stock (the "Preferred Stock") and warrants to purchase up to 500,000 shares of our common stock, in exchange for $20 million and Titus's agreement to:

    o provide a $20 million guaranty (the "Titus Guaranty") of our line of credit from Greyrock Capital;

    o extend to us a $5 million supplemental line of credit (the "Line of Credit"); and

    o provide us with its financial reports as required by Greyrock Capital as a condition to the release of $2.5 million in cash collateral held by Greyrock Capital.

        We were obligated to repay to Titus any amounts that Titus may have paid under the Titus Guaranty, and such repayment was secured by a second-priority security interest in our assets. In addition, as a condition of the Titus Guaranty, we granted Titus a right of first refusal on any sale of our assets for $100,000 or more. During December 2000 through March 2001, we drew approximately $3 million on the Line of Credit. The Line of Credit was repaid in full and terminated, and the Titus Guaranty was released, in April 2001.


        The Series A Preferred Stock had the following material rights, preferences and privileges, as described in our Certificate of Incorporation:

    o DIVIDEND RIGHTS. The Series A Preferred Stock had a cumulative dividend of 6% per annum, payable when and if declared by our Board of Directors. The dividend was payable in cash or in shares of common stock at the conversion rate.

    o LIQUIDATION PREFERENCE. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock were entitled to be paid, out of the assets of the Company available for distribution to holders of our capital stock, an amount equal the initial purchase price per share of Series A Preferred Stock, $27.80, plus any accrued but unpaid dividends. A consolidation, reorganization or merger of the Company or a sale of all or substantially all of the Company's assets was deemed to be a liquidation.

    o CONVERSION. The Series A Preferred Stock could be converted into our common stock at the election of the holder at any time following May 31, 2001. The number of shares of common stock to be issued upon conversion was determined by multiplying the number of shares of Series A Preferred Stock to be converted by the conversion ratio applicable at the time. The conversion ratio was defined as a fraction, the numerator of which was the initial purchase price per share of Series A Preferred Stock, $27.80, and the denominator of which was adjustable. The initial denominator was the lower of $2.78 or 85% of the average market price of the Company's common stock for the 20 trading days preceding the date of conversion. The ratio was subject to adjusted to account for stock splits or similar other changes in our capital structure.

    o REDEMPTION. We could have redeemed any unconverted shares of Series A Preferred Stock at the original purchase price, plus accrued but unpaid dividends, at any time prior to its conversion.

    o VOTING. The Series A Preferred Stock was entitled to voting power equivalent to the voting power of the shares of common stock into which the Series A Preferred Stock can be converted, subject to a maximum of 7,619,047 aggregate votes for all Series A Preferred Stock shares.

    o PROTECTIVE PROVISIONS. So long as at least 100,000 shares of Series A Preferred Stock were outstanding, the Company could not, without the approval of the holders of at least a majority of the Series A Preferred Stock, take certain actions, including (i) selling or encumbering all or substantially all of the Company's assets or merging the Company with another party in which more than 50% of the voting power of the Company is disposed of, (ii) authorizing or paying any cash dividends with respect to our common stock, (iii) redeeming any shares of our common stock or (iv) dissolving, liquidating or winding up the Company.




        As part of Titus 3 we issued three warrants to Titus for the purchase of our common stock in the amounts of 350,000 shares, 100,000 shares, and 50,000 shares. All three warrants are exercisable at $3.79 per share, and are for a term of 10 years. The 350,000 share warrant and the 50,000 share warrant are fully exercisable. The 100,000 share warrant currently is exercisable into 60,298 shares pursuant to a pre-determined calculation which provides that this warrant is exercisable in proportion to the amount drawn on the Line of Credit by us.

        We agreed to register all of our common stock issued pursuant to Titus 1 and Titus 2, and all of the common stock issuable upon conversion of the Preferred Stock and the warrants issued pursuant to Titus 3.

        In June 2000, we entered into a technology and content license agreement with Titus pursuant to which Titus licensed from us the content for the game "Messiah," the trademarks "Mummy" and "Kingpin," and the game engine for Messiah. Titus paid us an advance payment of royalties of $3 million pursuant to the license agreement.


        In September 2001, we entered into a Support Agreement with Titus. As part of the Support Agreement, three of our then-current directors resigned, and three new directors nominated by Titus were elected to fill the vacancies. We also agreed with Titus to a slate of nominees for our Board of

Directors, to be elected at our September 18, 2001 stockholders' meeting. Each of those nominees was elected. In addition to agreeing to the change in composition of the Board of Directors, we also agreed to retain Europlay 1, LLC as our exclusive advisor to effect a restructuring, with compensation to be determined at a level at least equal to the compensation paid to industry leading advisory firms for similar services. In December 2001, we concluded our negotiations with Europlay regarding the engagement of Europlay as our advisor. Pursuant to our agreement, we retained Europlay for a period of 12 months commencing on November 14, 2001. As compensation for Europlay's services, with respect to any completed asset or stock sale or financing transaction by us, Europlay shall be paid an amount equal to (a) five and a half percent (5.5%) of the first $50,000,000 of the fair market value of all consideration actually received by the Company plus the total amount of indebtedness assumed by, forgiven, repaid, refinanced or otherwise transferred to the purchaser, plus (b) seven and one half percent (7.5%) of all such consideration over $50,000,000.

        As part of the Support Agreement, Titus procured the agreement from its wholly-owned subsidiary, Virgin Interactive Entertainment Ltd., our exclusive distributor in Europe, to waive its rights with respect to distribution of our Neverwinter Nights title in Europe, in exchange for our obtaining an advance royalty payment of at least $2 million from a third party distributor. We subsequently sold our rights to Neverwinter Nights to a third party. Titus also agreed to cooperate with us to raise additional financing, and released any claims against members of our then-current Board of Directors, with the exception of the Titus nominees. We and Titus agreed that, except with respect to existing agreements and the engagement of Europlay as the Company's financial advisor, any material agreement between us and Titus or its affiliates that occurs prior to the closing by Interplay of one or more financings totaling at least $5 million, will require the approval of a committee of disinterested directors.


        Titus also agreed to use its commercially reasonable efforts to cause us to maintain in effect for five years a directors' and officers' liability policy and a "tail" policy, provided the annual cost to us for such policies is no more than 300% of the annual cost of policies then in effect. We also agreed to appoint Nathan Peck as its interim Chief Administrative Officer. Pursuant to the Support Agreement, we amended our bylaws to provide that the number of directors may be fixed by a majority of directors, instead of the previously-required unanimous vote.

        On September 13, 2001, we orally agreed to sell to Titus distribution rights to our products in the territories of Australia, New Zealand and Asia. Because of Titus' relationship with us, the sale of the properties was conditional upon approval of the transaction by a committee of our Board of Directors comprised of disinterested directors. The transaction was also conditional upon the completion by Titus of its due diligence on the properties. Titus advanced $1.0 million to the Company to be held as a good faith deposit against the purchase price pending approval by the Board committee and completion by Titus of its due diligence. If the agreement was not consummated, Titus would be entitled to a breakup fee of 0.25 percent per week that we held the $1.0 million deposit. The Board committee did not approve the transaction, and Titus elected not to purchase the properties following completion of its due diligence. As a consequence, we terminated the agreement and on September 26, 2001 the $1.0 million deposit was returned to Titus and Titus waived the breakup fee.


        On March 18, 2002, we entered into a distribution agreement with Titus pursuant to which we granted to Titus the exclusive right to distribute one of our products for the Sony Playstation console in North America, South America and Central America in exchange for a minimum guarantee of

$100,000 for the first 71,942 units of the product sold, plus $.69 per unit on any product sold above the 71,942 units.

        Titus has made loans to us from time to time to fund our short-term working capital requirements. On April 15, 2002, Titus loaned to us 350,000 Euros, payable on or before May 1, 2003, which loan bears interest at a rate of 10% per annum. On April 15, 2002, Titus loaned to us $115,000, payable on or before May 15, 2002, which loan bears interest at a rate of 8.5% per annum. On April 29, 2002, Titus loaned to us $363,000, payable on or before May 29, 2002, which loan bears interest at the prime rate (as published in the Wall Street Journal) plus 2%, compounded monthly. We incurred additional fees in connection with this latter loan totaling $36,300.

        On April 26, 2002, we entered into an agreement with Titus, pursuant to which, among other things, we sold to Titus all right, title and interest in the games "EarthWorm Jim", "Messiah", "Wild 9", "R/C Stunt Copter", "Sacrifice", "MDK", "MDK II", and "Kingpin", and Titus licensed from us the right to develop, publish, manufacture and distribute the games "Hunter I", "Hunter II", "IceWind Dale I", "IceWind Dale II", and "BG: Dark Alliance II" solely on Nintendo Advance GameBoy game system for the life of the games. As consideration for these rights, Titus issued to us a promissory note in the principal amount of $3.5 million, which note bears interest at 8% per annum. The promissory note is due on August 31, 2002, and may be paid, at Titus' option, in cash or in shares of Titus common stock with a per share value equal to 90% of the average trading price of Titus' common stock over the 5 days immediately preceding the payment date. Pursuant to our April 26, 2002 agreement with Titus, on or before July 25, 2002, we have the right to solicit offers from and negotiate with third parties to sell the rights and licenses granted under the April 26, 2002 agreement. If we enter into a binding agreement with a third party to sell these rights and licenses for an amount in excess $3.5 million, we will rescind the April 26, 2002 agreement with Titus and recover all rights granted and release Titus from all obligations thereunder.


        TRANSACTIONS WITH TITUS AND VIRGIN

        In February 1999, we acquired a 43.9% interest in VIE Acquisition Group, LLC ("VIE"), the parent entity of Virgin Interactive Entertainment Limited ("Virgin"). Management of VIE was governed by an operating agreement, to which we became a party. In connection with the acquisition, we entered into an international distribution agreement with Virgin (the "Distribution Agreement"). Pursuant the Distribution Agreement, Virgin hired our European sales and marketing personnel and is distributing substantially all of our titles in Europe, the Commonwealth of Independent States, Africa and the Middle East. Pursuant to the Distribution Agreement, we were required to pay to Virgin:

    o a commission of 15% of the net proceeds received by Virgin for the distribution of our products, with a fixed minimum of 4.5 million pounds, and

    o   an overhead fee of $1.5 million for the period ending June 30, 2002.

        In connection with the acquisition of equity in VIE, we entered into a product publishing agreement with Virgin pursuant to which we published substantially all of Virgin's titles in North and South America and Japan (the "Publishing Agreement"). We also entered into a termination agreement with Virgin and VIE which provided terms for our withdrawal as a member of VIE and termination of the Distribution Agreement (the "Termination Agreement").

        In late 1999, Titus acquired the holder of a 50.1% equity interest in VIE. In early 2000, Titus acquired an additional 6% of VIE.

        In May 2000, we amended the Distribution Agreement with Virgin to, among other things, eliminate the overhead fees and minimum commissions payable by us.


        In April 2001, we settled certain disputes with Virgin relating to minimum commissions payable by and to us and net past due balances owed by Virgin to us, and amended the Distribution Agreement, the Termination Agreement and the Publishing Agreement. As a result of the settlement, VIE redeemed our interest in VIE and Virgin paid us $3.1 million in net past due balances owed under the Distribution Agreement. In addition, we agreed to pay Virgin a one-time marketing fee of $333,000 for the period ended June 30, 2001, and monthly overhead fees of $111,000 per month for a nine month period beginning April 2001 and $83,000 per month for a six month period beginning January 2002, with no further commitment for overhead fees for the remainder of the term of the Distribution Agreement. The Publishing Agreement was amended to cover only the publishing rights for a product currently known as "Lotus."


        TRANSACTIONS WITH FARGO AND UNIVERSAL


        We entered into a Stock Purchase Agreement with Brian Fargo and Universal Studios, Inc., dated January 25, 1994, for the purchase of common stock (the "Universal Purchase Agreement"). On March 30, 1994, pursuant to the Universal Purchase Agreement, Universal purchased 1,824,897 shares of common stock from us for a purchase price of $15 million and 1,216,598 shares of common stock from Fargo for a purchase price of $10.0 million.


        Pursuant to the Universal Purchase Agreement, we entered into an Option Agreement with Fargo and Universal, dated March 30, 1994 (the "Universal Option Agreement"), pursuant to which Mr. Fargo granted Universal an option to purchase additional shares of common stock held by Fargo. Pursuant to the Universal Option Agreement, Universal purchased 1,216,598 additional shares of common stock from Fargo at a price of $9.10 per share on April 25, 1995 and 1,150,123 additional shares of common stock at a price of $14.62 per share on April 26, 1996, such that Universal became a 35% owner of us as of April 25, 1995 and a 45% owner of us as of April 26, 1996. In order to acquire sufficient shares of common stock for sale to Universal on each of the three sale dates, Fargo acquired such number of shares as was required for sale to Universal from our existing shareholders in simultaneous transactions.

        Pursuant to the Universal Purchase Agreement, we entered into a Shareholders' Agreement with Mr. Fargo and Universal dated March 30, 1994, as amended in October 1996 and March 1998, which restricts transfer of shares, rights of first refusal, voting provisions, registration rights and restrictions on corporate actions. Only the rights of first refusal between Universal and Fargo and the registration rights of Universal and Fargo survived the closing of the initial public offering of our common stock. For his services in connection with such transaction, Fargo was awarded a bonus of $1.0 million in March 1994. Fargo agreed to defer the payment of such bonus to a future date.

        TRANSACTIONS WITH UNIVERSAL

        We have three merchandising license agreements with MCA/Universal Merchandising Inc., a subsidiary of Universal. Pursuant to an agreement dated May 23, 1994, we had the exclusive right to use the theme and characters of the Waterworld motion picture in software products for specified platforms. This right expired July 31, 1998. Pursuant to an agreement dated May 23, 1994, we have the non-exclusive right to use the theme and characters of the Casper motion picture in software products for specified platforms for a period of three years following the release of such motion picture. Pursuant to an agreement dated April 16, 1996, we have the exclusive right to the theme and characters of the Flipper motion picture for an interactive story book product on specified platforms until June 1, 2001. Each of the agreements provide for us to pay specified advances against royalties and for specified royalty guarantees. To date, we have paid a total of $0.6 million, $0.6 million and $30,000, respectively, in advances and royalty payments under such agreements.

        Pursuant to a letter agreement dated September 27, 1996 with Universal Interactive Studios, or UIS, a subsidiary of Universal, we have the exclusive distribution rights in North America for PlayStation versions of Disruptor, plus the exclusive rights to manufacture, publish and distribute Disruptor on any video game platform outside of North America. On August 16, 1995, we entered into an exclusive distribution agreement with UIS pursuant to which UIS agreed to distribute our interactive software products in Europe through UIS's affiliate, MCA Home Video, Inc. The distribution agreement was subsequently terminated. In June 1998, we paid UIS the remaining $1.4 million owed pursuant to this letter agreement.

        In August 2001 we entered into a distribution agreement with Vivendi Universal Interactive Publishing North America, or "Vivendi", providing for Vivendi to become our distributor in North America for substantially all our products, with the exception of products with pre-existing distribution agreements, through December 31, 2003. OEM rights were not among the rights granted to Vivendi under the Distribution Agreement. We received advance payments of $13.5 million from Vivendi under the Distribution Agreement.

        Other than the transactions described above, we had no material relationship with any selling stockholder during the three years preceding the date of this prospectus.

                              PLAN OF DISTRIBUTION

        The shares of our Common Stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the Common Stock offered by this prospectus may be offered for sale from time to time on the Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may also offer to sell and sell the Common Stock offered pursuant to this prospectus in options transactions. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders.

        The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker- dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        We will not receive any part of the proceeds from the sale of Common Stock. The selling stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act, in which event commissions received by such intermediary may be deemed to be underwriting commissions under the Securities Act. We will pay all expenses of the registration of securities covered by this prospectus. The selling stockholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes.

                                  LEGAL MATTERS

        The validity of the shares of Common Stock offered hereby will be passed on by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Los Angeles, California.

                                     EXPERTS


        The consolidated financial statements and schedule of Interplay Entertainment Corp. at December 31, 2001, and for the year then ended appearing in Interplay Entertainment Corp.'s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements and schedules included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, has been audited by Arthur Andersen LLP, independent public accountants, and is included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 15 to the consolidated financial statements .

                                     PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following sets forth the costs and expenses, all of which shall be borne by the Registrant, in connection with the offering of the shares of Common Stock pursuant to this Registration Statement:


        Securities and Exchange Commission Fee...........           $11,371
        Accounting Fees and Expenses*....................           $30,000
        Legal Fees and Expenses*.........................           $25,000
        Printing Costs*..................................           $ 1,000
        Miscellaneous Expenses*..........................           $ 1,000
                                                                    -------
                Total....................................           $68,371
                                                                    =======
        ---------------
        * Estimated


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        (a) As permitted by the Delaware law, the Registrant's amended and restated certificate of incorporation eliminates the liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent otherwise required by Delaware law. The Registrant also carries directors and officers liability insurance.

        (b) The Registrant's amended and restated certificate of incorporation provides that the Registrant will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was its director or officer against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the maximum extent authorized by Delaware law. The Registrant's bylaws provide for a similar indemnity to its directors and officers to the fullest extent authorized by Delaware law.

        (c) The Registrant has entered into indemnification agreements with each of its directors and officers providing for the indemnification of its directors and officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

ITEM 16. EXHIBITS.


5.1   Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.*


10.1 Stock Purchase Agreement dated March 18, 1999 by and between the Company and Titus Interactive SA (incorporated herein by reference to Exhibit
      10.24 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

10.2 Stock Purchase Agreement dated July 20, 1999 by and among the Company, Titus Interactive SA and Brian Fargo (incorporated herein by reference to
      Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the three month period ended June 30, 1999).

10.3 Shareholders' Agreement dated March 30,1994 by and among the Company, MCA Inc., and Brian Fargo (incorporated by reference to Exhibit 4.2 of the Company's S-1 filed March 23, 1999).

10.4 Warrant to Purchase Common Stock of Interplay Entertainment Corp. dated April 25, 2001 issued to Liolios Group, Inc. *

10.5 Financial Public Relations Agreement dated August 7, 2000 by and among the Company and Liolios Group, Inc. *

10.6 Stock Purchase Agreement between the Company and Titus Interactive S.A., dated April 14, 2000 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1999).

23.1  Consent of Arthur Andersen LLP, independent public accountants.


23.2 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in Exhibit 5.1).*

23.3  Consent of Ernst & Young, LLP, independent auditors.

24.1  Power of Attorney (included on signature page).*


---------------------
* Previously filed.

ITEM 17. UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                    Page ii

        (d) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                    Page iii

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it has met all of the requirements for filing on Form S-3 and has caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 6th day of May, 2002.


                                 INTERPLAY ENTERTAINMENT CORP.


                                 By:  /S/ HERVE CAEN
                                      -------------------------------------
                                        Herve Caen, Chief Executive Officer
                                        and President






        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.

            SIGNATURE                               TITLE                          DATE

/S/ HERVE CAEN                      Chief Executive Officer, President          May 6, 2002
-----------------------------
Herve Caen                          and Director
                                    (Principal Executive Officer)
               *                    Chief Financial Officer                     May 6, 2002
-----------------------------
Jeffrey Gonzalez                    (Principal Financial Officer and
                                    Principal Accounting Officer)
               *                    Director                                    May 6, 2002
-----------------------------
Eric Caen

               *                    Director                                    May 6, 2002
-----------------------------
Nathan Peck

               *                    Director                                    May 6, 2002
-----------------------------
Michel Henri Vulpillat

               *                    Director                                    May 6, 2002
-----------------------------
Michel Welter

                                    Director                                    May 6, 2002
-----------------------------
Parker Jones

               *                    Director                                    May 6, 2002
-----------------------------
Maren Stenseth


* /S/ HERVE CAEN
 ----------------------------
   Herve Caen
   As Attoney-In-Fact


                                    Page iv

                                  EXHIBIT INDEX

Exhibit
NUMBER       DESCRIPTION


5.1          Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.*


10.1 Stock Purchase Agreement dated March 18, 1999 by and between the Company and Titus Interactive SA (incorporated herein by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

10.2 Stock Purchase Agreement dated July 20, 1999 by and among the Company, Titus Interactive SA and Brian Fargo (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the three month period ended June 30, 1999).

10.3 Shareholders' Agreement dated March 30,1994 by and among the Company, MCA Inc., and Brian Fargo (incorporated by reference to
             Exhibit 4.2 of the Company's S-1 filed March 23, 1999).

10.4 Warrant to Purchase Common Stock of Interplay Entertainment Corp. dated April 25, 2001 issued to Liolios Group, Inc. *

10.5 Financial Public Relations Agreement dated August 7, 2000 by and among the Company and Liolios Group, Inc. *

10.6 Stock Purchase Agreement between the Company and Titus Interactive S.A., dated April 14, 2000 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1999).

23.1         Consent of Arthur Andersen LLP, independent public accountants.


23.2 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in Exhibit 5.1).*

23.3         Consent of Ernst & Young, LLP, independent auditors.

24.1         Power of Attorney (included on signature page).*
--------------------
* Previously filed.



                                     Page i